UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file no.: 333-93785

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donegal Mutual Insurance Company 401(k) Plan

1195 River Road

Marietta, Pennsylvania 17547

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Donegal Group Inc.

1195 River Road

Marietta, Pennsylvania 17547

DONEGAL MUTUAL INSURANCE

COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH

SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2016 AND 2015

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Donegal Mutual Insurance Company 401(k) Plan

Marietta, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

June 19, 2017

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015
Assets
Investments
Non-interest-bearing cash	$14,692	$—
Interest-bearing cash	—	5,533,205
Common/collective trust funds	10,161,301	8,213,864
Registered investment companies	79,156,749	63,571,465
Employer securities	8,531,741	6,910,690

Net Assets Available for Benefits	97,864,483	84,229,224

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015
Investment Income
Interest	$14,228	$9,638
Dividends	2,279,595	4,852,310
Net appreciation (depreciation) in fair value of investments	5,860,844	(5,985,412)

	8,154,667	(1,123,464)

Contributions
Employer	2,558,692	2,415,304
Participants	4,473,375	4,105,749
Rollover	231,335	383,725

	7,263,402	6,904,778
Total Additions	15,418,069	5,781,314
Benefits Paid to Participants	(1,782,810)	(4,332,207)

Net Increase	13,635,259	1,449,107
Net Assets Available for Benefits
Beginning of Year	84,229,224	82,780,117

End of Year	97,864,483	84,229,224

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of Donegal Mutual Insurance Company (“the Company”) are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (“IRC”). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollover balances from their prior plans.

Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the beginning of each successive year until the deferred percentage reaches 6%. Employees not selecting an investment option for their deferrals have their contributions invested in the Putnam Dynamic Asset Allocation Conservative Fund. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings, deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan does not currently allow participant loans.

Vesting

Participants are immediately vested in their salary deferral, rollover contributions, and all amounts that transferred into the Plan from certain predecessor company-sponsored defined contribution plans and earnings theron. Vesting of Company contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce Company contributions per guidelines established by the Plan. Forfeitures used to reduce Company contributions totaled $48,316 in 2016 and $29,899 in 2015. As of December 31, 2016 and 2015, there were $37,682 and $48,316 of unallocated forfeitures, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. The most significant estimate is the determination of the fair values of the Plan’s investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s realized gains and losses on investments bought and sold as well as net unrealized gains and losses on those held during the year.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Company and Plan have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

3.	INVESTMENTS

The Plan invests in three common/collective trust funds, the Putnam Bond Index Fund, the Wells Fargo Stable Value Fund M Shares and the Putnam S&P 500 Index Fund. The common/collective trust funds are valued at the net asset value (“NAV”) per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. The value is based upon the units of the collective trust fund held by the Plan at year end multiplied by the respective unit value. The unit value is based on the fair value of the underlying investments. The Putnam Bond Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Barclay’s Aggregate Bond index, a common measure of U.S.investment-grade bond market performance. To achieve its investment objective, the Putnam Bond Index Fund invests a significant portion of its assets in securitized debt instruments, including mortgage-backed and asset backed investments. The Wells Fargo Stable Value Fund M Shares’ investment objective is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. To achieve its investment objective, the Wells Fargo Stable Value Fund M Shares is primarily comprised of investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. The Putnam S&P 500 Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index, a common measure of U.S. market performance. To achieve its investment objective, the Putnam S&P 500 Index Fund invests primarily in the securities that constitute the Standard & Poor’s 500 Composite Stock Price Index either directly or through the purchase of shared or collective investment trusts having investment objectives similar to that of the Putnam S&P 500 Index Fund. For liquidity and hedging purposes, the Putnam S&P 500 Index Fund may invest in high-quality, money market instruments and in money market funds that invest exclusively in high-quality money market instruments. The Putnam S&P 500 Index Fund also uses stock index futures contracts in order to manage transaction costs and minimize tracking errors between the Putnam S&P 500 Index Fund and the Standard & Poor’s 500 Composite Stock Price Index. The Plan’s investments in the common/collective trust funds are not subject to any withdrawal

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	INVESTMENTS (Cont’d)

restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common/collective trust funds at December 31, 2016 and 2015.

4.	FAIR VALUE MEASUREMENTS

The Plan accounts for financial assets and liabilities using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories of inputs:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 – unobservable inputs not corroborated by market data.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the years ended December 31, 2016 or 2015.

The Plan values employer securities and registered investment companies based on the closing price reported on the active market on which the individual securities/funds are traded and are classified as level 1. Cash (interest bearing and non-interest bearing) carrying value is deemed to be fair value and classified as level 1. The Plan had no investments classified as Level 3 during the years ended December 31, 2016 and 2015.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS (Cont’d)

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	2016
Non-interest-bearing Cash	$14,692	$14,692	$—	$—
Registered Investment Companies	79,156,749	79,156,749
Employer Securities	8,531,741	8,531,741

Total investments at fair value	87,703,182	87,703,182	—	—

Common/Collective Trust Funds measured at net asset value*	10,161,301	—	—	—

Total investments	$97,864,483	$87,703,182	$—	$—

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	2015
Interest-bearing Cash	$5,533,205	$5,533,205	$—	$—
Registered Investment Companies	63,571,465	63,571,465
Employer Securities	6,910,690	6,910,690

Total investments at fair value	76,015,360	76,015,360	—	—

Common/Collective Trust Funds measured at net asset value*	8,213,864	—	—	—

Total investments	$84,229,224	$76,015,360	$—	$—

*	Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letters dated September 28, 2009 and May 11, 2015 that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator has analyzed the Plan and believes the Plan was designed and is being operated in compliance with IRC. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Donegal Group Inc. is a regional insurance holding company that was formed by the Company in 1986. The Plan held 438,844 shares of Class A and 54,135 shares of Class B Donegal Group Inc. common stock with fair values of $7,670,995 and $860,746, respectively, as of December 31, 2016. The Plan held 427,418 shares of Class A and 54,034 shares of Class B Donegal Group Inc. common stock with fair values of $6,018,047 and $892,643, respectively, as of December 31, 2015. The net realized/unrealized appreciation (depreciation) in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2016 and 2015 was $1,459,056 and ($1,039,648), respectively. Dividends received from Donegal Group Inc. in 2016 and 2015 were $264,690 and $247,391, respectively. During 2016, the Plan purchased (excluding reinvested dividends) 19,465 shares of Donegal Group Inc. Class A common stock at an aggregate cost of $306,633 and sold 25,733 shares of Donegal Group Inc. Class A common stock for total proceeds of $422,264. During 2015, the Plan purchased (excluding reinvested dividends) 25,569 shares of Donegal Group Inc. Class A common stock at an aggregate cost of $377,470 and sold 38,905 shares of Donegal Group Inc. Class A common stock for total proceeds of $615,830.

7.	ADMINISTRATION OF PLAN ASSETS

The Plan’s assets are administered under a contract with Mercer Trust Company (Mercer), the custodian and trustee of the Plan since June 1, 2011. Mercer invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. In 2016, Mercer was acquired by Transamerica Retirement Solutions (Transamerica). Per terms of the acquisition agreement, the Plan’s assets transferred to Transamerica on June 1, 2017.

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. Certain

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

7.	ADMINISTRATION OF PLAN ASSETS (Cont’d)

administrative expenses of maintaining the Plan were paid by the Company in 2016 and 2015 and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	IMPACT OF NEW ACCOUNTING STANDARDS

In May 2015, the Financial Accounting Standards Board (the “FASB”) issued guidance that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The guidance instead limits disclosure to investments for which the entity has elected to measure fair value using that practical expedient. The guidance is effective for annual reporting periods beginning after December 15, 2015, and interim reporting periods within those annual reporting periods. The adoption of this new guidance did not have a significant impact on the Plan’s Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. The Plan has retroactively adjusted disclosures to conform with this new standard.

In July 2015, the FASB issued guidance that removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the guidance, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. In addition, the guidance also simplifies the investment disclosures required for employee benefit plans, including elimination of the requirements

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

10.	IMPACT OF NEW ACCOUNTING STANDARDS (Cont’d)

to disclose, individual investments that represent 5% or more of net assets available for benefits, net appreciation (depreciation) by individual investment type and investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. The guidance also allows the Plan to measure investments and investment-related accounts as of a month-end date that is closest to the Plan’s fiscal year-end. The guidance is effective for annual reporting periods beginning after December 15, 2015. The adoption of this new guidance did not have a significant impact on the Plan’s Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. The Plan has retroactively adjusted disclosures to conform with this new standard.

SUPPLEMENTAL SCHEDULE

Schedule H - Financial Information (Form 5500)

Part IV - Line 4i - Schedule of Assets (Held at End of Year)

Name of Plan Sponsor: Donegal Mutual Insurance Company

Name of Plan: Donegal Mutual Insurance Company 401(k) Plan

Employer Identification Number: 23-1336198

Three Digit Plan Number: 003

December 31, 2016

	(b)		(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par of maturity value***			Current Value
	Cash		Cash		14,692

	Total non-interest-bearing cash				$14,692

	Putnam Bond Index Fund	61,683	Common/Collective Trust Units	**	1,384,170
	Wells Fargo Stable Value Fund M Shares	32,065	Common/Collective Trust Units	**	1,582,749
	Putnam S&P 500 Index Fund	100,564	Common/Collective Trust Units	**	7,194,382

	Total common/collective trust funds				10,161,301

	Oakmark Equity & Income Fund	99,125	Registered Investment Companies	**	3,015,367
	PIMCO Total Return Fund	414,361	Registered Investment Companies	**	4,156,043
	Columbia Contrarian Core Fund Class R4	159,890	Registered Investment Companies	**	3,655,090
	American Funds New Perspective Fund R4 Class	53,039	Registered Investment Companies	**	1,850,016
	T. Rowe Price Small Cap Stock Fund	102,181	Registered Investment Companies	**	4,590,971
	American Funds Growth Fund of America	75,601	Registered Investment Companies	**	3,151,825
	Putnam Dynamic Asset Allocation Growth Fund	535,713	Registered Investment Companies	**	8,474,987
	Putnam Dynamic Asset Allocation Balanced Fund	828,686	Registered Investment Companies	**	11,717,624
	Putnam Dynamic Asset Allocation Conservative Fund	705,364	Registered Investment Companies	**	7,215,872
	Putnam International Equity Fund	162,423	Registered Investment Companies	**	3,409,256
	Putnam Equity Income Fund	283,355	Registered Investment Companies	**	6,049,635
	Alger Capital Appreciation Fund Class A	194,363	Registered Investment Companies	**	3,898,928
	Putnam Diversified Income Trust	86,755	Registered Investment Companies	**	602,082
	Baron Asset Fund	34,904	Registered Investment Companies	**	2,020,917
	Artisan Mid Cap Value Fund Investor Class	211,033	Registered Investment Companies	**	4,716,583
	Vanguard Federal Money Market Fund Investor	6,278,110	Registered Investment Companies	**	6,278,110
	Neuberger & Berman Genesis Trust	72,666	Registered Investment Companies	**	4,353,443

	Total registered investment companies				79,156,749

*	Donegal Group Inc.	438,844	Shares of Class A Common Stock	**	7,670,995
*	Donegal Group Inc.	54,135	Shares of Class B Common Stock	**	860,746

	Total employer securities				8,531,741

	Total assets				$97,864,483

*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments.
***	There is no maturity date, rate of interest, collateral, par or maturity value for the investments in the Plan.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

Date: June 19, 2017	By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP (filed herewith)